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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2006

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F__X__      Form 40-F____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes____             No__X__

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes____             No__X__

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes____             No__X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                                              Investor Relations

                                  RELEVANT FACT


Madrid, April 3rd, 2006.- With regard to the ruling of 21 March 2006 made by Madrid Commercial Court No 3 on case 523/05, which places a temporary injunction on the carrying out of the public takeover bid launched by Gas Natural and the performance of the contract signed between it and Iberdrola for the sale of Endesa assets, and after taking in-depth consideration to the legal implications of the content of the ruling and its impact on the public takeover processes currently affecting the Company, Endesa's Board of Directors, in the best interest of the Company and its shareholders, has unanimously agreed to the following:

1. to endorse the content of the ruling, which recognises as plausible the opinion put forward on repeated occasions by Endesa with regard to the serious legal flaws inherent to the public takeover bid launched by Gas Natural and particularly the agreement it subscribed with Iberdrola, as this represents an act of collusion by the two companies in an attempt to eliminate Endesa as a competitor and split up its assets between the two of them;

2. to consider that the temporary suspension of Gas Natural's public takeover bid does not affect the ongoing public bidding processes for the Company, given the existence of a competing bid and the authorisation process to which it is subject, in accordance with the criteria set out by the Spanish National Securities Commission, the CNMV, in its Note dated 24 March 2006;

3. that the amount of the guarantee neither determines nor prejudices the existence or the amount of the potential liabilities that could derive from this process, as no evidence of such damages has been presented;

4. to deposit, therefore, the Euro 1 billion bank guarantee stipulated in the ruling for the temporary suspension to take effect, regardless of our intention to pursue the legal actions available to challenge the amount, which we consider to be clearly disproportionate;

5. to adopt at any time the appropriate procedural decisions, including those relating to the injunction, with priority to protect our shareholders' interests in the future, depending on the developments of the ongoing public bidding processes for the Company and any other new circumstances that might affect the current situation; and

6. moreover, the Board reserves the right to claim damages and losses against Gas Natural and Iberdrola, in the event that the existence of an illegal act between the two companies is confirmed.

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         For additional information please contact Alvaro Perez de Lema,
                    North America Investor Relations Office,

                            Telephone # 212 750 7200

                              http://www.endesa.es




* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: April 3rd, 2006                  By: /s/ Alvaro Perez de Lema
                                           -------------------------
                                        Name:  Alvaro Perez de Lema
                                        Title: Manager of North America Investor
                                               Relations